Exhibit 3.14

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

WRKCo Inc.

WRKCo Inc. (the Corporation), a corporation organized on March 6, 2015 as Rome-Milan Holdings, Inc., with a name change to WestRock Company on May 15, 2015 and a name change to WRKCo Inc. on November 2, 2018, hereby amends and restates its Certificate of Incorporation pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware.

I.

The name of the corporation (which is hereinafter referred to as the "Corporation") is:

WRKCo Inc.

II.

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

III

The nature of the business or purpose to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law. In connection therewith, the Corporation shall possess and exercise all of the powers and privileges granted by the Delaware General Corporation Law or by this Certificate of Incorporation together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

IV.

The total number of shares of stock which the Corporation shall have the authority to issue is One Thousand (1,000) shares of Common Stock, $0.01 par value per share.

V.

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director; provided, however, that to the extent required by applicable law, this Article shall not eliminate or limit the liability of a director (i) for any appropriation, in violation of his duties, of any business opportunity of the Corporation, (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) for the types of liability set forth under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

VI

The board of directors of the Corporation shall have the power to adopt, amend or repeal the by-laws of the Corporation.

VII

The mailing address of the principal office of the Corporation is 1000 Abernathy Road, NE, Atlanta, Fulton County, Georgia 30328.

VIII

Section 203 of the Delaware General Corporation Law shall not apply to any business combination (as defined in Section 203(c)(3) of the Delaware General Corporation Law, as amended from time to time, or in any successor thereto, however denominated) in which the Corporation shall engage.

IX.

The Corporation shall have perpetual duration.

X.

Shareholder action may be taken without a meeting if written consent setting forth the action so taken is signed by shareholders having the right to vote not less than that number of shares (including any separate class vote) necessary to authorize or take the proposed action at a meeting at which all shareholders are entitled to vote were present and voted.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation this 7thday of March, 2019.

/s/ Robert B. McIntosh
Name:	Robert B. McIntosh
Title:	Executive Vice President,
General Counsel and Secretary